SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Financial Group’s Preliminary Financial Performance Figures

for the First Quarter of 2022

The preliminary financial performance figures for Woori Financial Group for the three-month period ended on March 31, 2022, on a consolidated basis, are as follows. (Units: millions of KRW,     %)

Item		1Q 2022	4Q 2021	% Change Increase (Decrease)	1Q 2021	% Change Increase (Decrease)
Revenue*	Specified Quarter	8,966,147	5,437,343	64.90	8,713,962	2.89
	Cumulative Basis	8,966,147	27,228,335	—	8,713,962	2.89
Operating Income	Specified Quarter	1,228,442	584,141	110.30	933,512	31.59
	Cumulative Basis	1,228,442	3,659,749	—	933,512	31.59
Income before	Specified Quarter	1,227,273	596,511	105.74	941,762	30.32
Income Tax Expense	Cumulative Basis	1,227,273	3,749,241	—	941,762	30.32
Net Income	Specified Quarter	917,527	445,724	105.85	718,867	27.64
	Cumulative Basis	917,527	2,807,371	—	718,867	27.64
Profit to the Equity Holders of the Parent Entity	Specified Quarter	884,230	390,000	126.73	667,103	32.55
	Cumulative Basis	884,230	2,587,936	—	667,103	32.55

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the First Quarter of 2022

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the three-month period ended on March 31, 2022, on a consolidated basis, are as follows. (Units: millions of KRW, %)

Item		1Q 2022	4Q 2021	% Change Increase (Decrease)	1Q 2021	% Change Increase (Decrease)
Revenue*	Specified Quarter	8,095,263	4,608,862	75.65	8,038,046	0.71
	Cumulative Basis	8,095,263	24,311,964	—	8,038,046	0.71
Operating Income	Specified Quarter	991,557	484,706	104.57	773,339	28.22
	Cumulative Basis	991,557	3,072,692	—	773,339	28.22
Income before	Specified Quarter	1,009,528	512,782	96.87	783,427	28.86
Income Tax Expense	Cumulative Basis	1,009,528	3,175,283	—	783,427	28.86
Net Income	Specified Quarter	764,504	391,711	95.17	591,751	29.19
	Cumulative Basis	764,504	2,385,106	—	591,751	29.19
Profit to the Equity Holders of the Parent Entity	Specified Quarter	761,515	388,805	95.86	589,370	29.21
	Cumulative Basis	761,515	2,375,525	—	589,370	29.21

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: April 22, 2022	By:	/s/ Sang-Wook Chun
(Signature)

Name: Sang-Wook Chun
Title: President